Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Invests in the Construction of a Major Tissue Converting Plant on the American West Coast

KINGSEY FALLS, QC, June 16, 2016 – Cascades Inc. (TSX: CAS), leader in the recovery and manufacturing of green packaging and tissue products, is pleased to announce that it will build a new tissue converting plant in Scappoose, Oregon, USA. The US$64 million investment includes new state-of-the-art converting lines that are scheduled for commissioning at the end of the first quarter of 2017.

This new, modern and automated converting plant will create 200 jobs during the construction phase and will employ 80 people once the work is finished. It will manufacture virgin and recycled bathroom tissue products and paper hand towels for the Away from Home market. The unit will be supplied by the Cascades tissue paper plant located 12 kilometers away in St. Helens, creating considerable synergies. Its production capacity will be close to six million cases per year, or approximately 53,000 tonnes of finished product.

“This new plant is a concrete example of Cascades increasing capacity to service customers on a national scale. This project, which is part of our strategic plan for development, will provide us with a new converting capacity that will improve our integration rate and coverage of the West Coast. The plant will be strategically located to allow us to better serve our customers and continue to grow in a region that offers potential for our Company,” commented Mario Plourde, President and Chief Executive Officer of Cascades.

“This major investment consolidates our presence in Oregon and on the West Coast and allows us to take another important step toward achieving our objective of expanding into key markets in the southern and western United States. This new plant will be equipped with some of the most modern assets in the industry, which will help us win additional market share. This investment will also allow us to increase our integration rate and to offer ever greater quality and flexibility,” said Jean Jobin, President and Chief Operating Officer of Cascades Tissue Group.

The project is made possible thanks to the incentive programs from local, regional and state governments. Construction will begin once the municipal permit process has been completed.

Cascades Tissue Group, a division of Cascades Canada ULC, is the fourth largest tissue paper manufacturer in North America. Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

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